# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Aspen Neuroscience, Inc., CIK 0002124080
CUSIP: 044933109
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: 10835 Road to the Cure, Suite 100, San Diego, California (CA), 92121
Date of event which requires filing of this statement: 11/02/2026
Filed by CIK 0001055951
Persons authorized to receive notices and communications: OrbiMed Advisors LLC, 601 Lexington Avenue, 54th Floor, New York, New York (NY), 10022, (212) 739-6400; OrbiMed Capital GP VII LLC, 601 Lexington Avenue, 54th Floor, New York, New York (NY), 10022, (212) 739-6400

## Reporting persons
- ORBIMED ADVISORS LLC (CIK 0001055951): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,589,132; sole dispositive power 0; shared dispositive power 3,589,132; aggregate amount beneficially owned 3,589,132 (12.3% of the class)
- ORBIMED CAPITAL GP VII LLC (CIK 0001760648): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,589,132; sole dispositive power 0; shared dispositive power 3,589,132; aggregate amount beneficially owned 3,589,132 (12.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK
Name of issuer: Aspen Neuroscience, Inc.
Address of issuer's principal executive offices: 10835 Road to the Cure, Suite 100, San Diego, California (CA), 92121

## Item 2. Identity and Background
Name of person filing:
OrbiMed Advisors LLC ("OrbiMed Advisors"), a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended.
OrbiMed Capital GP VII LLC ("OrbiMed GP" and, together with OrbiMed Advisors, the "Reporting Persons"), a limited liability company organized under the laws of Delaware.
Carl L. Gordon, a United States citizen.
W. Carter Neild, a United States citizen.
Geoffrey C. Hsu, a United States citizen.
C. Scotland Stevens, a United States citizen.
David P. Bonita, a United States citizen.
Peter A. Thompson, a United States citizen.
Matthew S. Rizzo, a United States citizen.
Mona Ashiya, a United States citizen.
Trey Block, a United States citizen.
Residence or business address: 601 Lexington Avenue, 54th Floor, New York, New York 10022.
Present principal occupation or employment:
OrbiMed Advisors is the managing member or general partner of certain entities as more particularly described in Item 6 below.
OrbiMed GP is the general partner of a limited partnership as more particularly described in Item 6 below.
Carl L. Gordon is a member of OrbiMed Advisors.
W. Carter Neild is a member of OrbiMed Advisors.
Geoffrey C. Hsu is a member of OrbiMed Advisors.
C. Scotland Stevens is a member of OrbiMed Advisors.
David P. Bonita is a member of OrbiMed Advisors.
Peter A. Thompson is a member of OrbiMed Advisors.
Matthew S. Rizzo is a member of OrbiMed Advisors.
Mona Ashiya is a member of OrbiMed Advisors.
Trey Block is the Chief Financial Officer of OrbiMed Advisors.
Criminal convictions in the last five years: Not applicable.
Civil proceedings (securities laws) in the last five years: Not applicable.
Citizenship: Item 2(a) is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
In November 2018, OrbiMed Advisors and OrbiMed GP, pursuant to their authority under the limited partnership agreement of OrbiMed Private Investments VII, LP ("OPI VII"), caused OPI VII to purchase 1,942,234 shares of Series Seed-2 Convertible Preferred Stock. In March 2020, OPI VII purchased 6,351,667 shares of Series A-1 Convertible Preferred Stock. In April 2021, OPI VII purchased 6,097,091 shares of Series A-2 Convertible Preferred Stock. In February 2022, OPI VII purchased 6,183,654 shares of Series B Convertible Preferred Stock. In September 2025, OPI VII purchased 5,011,393 shares of Series C Convertible Preferred Stock. The Series Seed-2 Convertible Preferred Stock, Series A-1 Convertible Preferred Stock, Series A-2 Convertible Preferred Stock, Series B Convertible Preferred Stock., and Series C Convertible Preferred Stock are referred to, collectively, as the "Preferred Stock."

Each outstanding share of Preferred Stock converted into shares of the Issuer's common stock, par value $0.0001 per share (the "Shares") on a 1-for-9.8821 basis immediately upon the completion of the Issuer's initial public offering (the "IPO").

On and prior to the closing of the IPO, OrbiMed Advisors and OrbiMed GP, pursuant to their authority under the limited partnership agreement of OPI VII, caused OPI VII to purchase 1,000,000 Shares in the IPO at purchase price of $15.00 per Share.

The source of funds for such purchases was the working capital of OPI VII.

## Item 4. Purpose of Transaction
Purpose of transaction:
This Statement on Schedule 13D relates to the acquisition of Shares by the Reporting Persons. The Shares acquired by the Reporting Persons were acquired for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer's business on behalf of the Reporting Persons' respective advisory clients.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Schedule 13D, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer's capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The following disclosure is based upon 29,078,600 outstanding Shares as set forth in the Issuer's Final Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission on October 30, 2026.

As of the date of this filing, OPI VII, a limited partnership organized under the laws of Delaware, holds 3,589,132 Shares constituting approximately 12.3% of the issued and outstanding Shares. OrbiMed GP is the general partner of OPI VII, pursuant to the terms of the limited partnership agreement of OPI VII, and OrbiMed Advisors is the managing member of OrbiMed GP, pursuant to the terms of the limited liability company agreement of OrbiMed GP. As a result, OrbiMed Advisors and OrbiMed GP share power to direct the vote and disposition of the Shares held by OPI VII and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OPI VII. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, W. Carter Neild, and Geoffrey C. Hsu, each of whom disclaims beneficial ownership of the Shares held by OPI VII.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(a) is incorporated by reference herein.
Transactions in the class effected during the past sixty days: Except as disclosed in Item 3, the Reporting Persons have not effected any transactions during the past sixty (60) days in any Shares.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OrbiMed GP is the general partner of OPI VII, pursuant to the terms of the limited partnership agreement of OPI VII. Pursuant to this agreement and relationship, OrbiMed GP has discretionary investment management authority with respect to the assets of OPI VII. Such authority includes the power to vote and otherwise dispose of securities held by OPI VII. The number of outstanding Shares of the Issuer attributable to OPI VII is 3,589,132. OrbiMed GP, pursuant to its authority under the limited partnership agreement of OPI VII, may be considered to hold indirectly 3,589,132 Shares.

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OrbiMed Advisors is the managing member of OrbiMed GP, pursuant to the terms of the limited liability company agreement of OrbiMed GP. Pursuant to this agreement and relationship, OrbiMed Advisors and OrbiMed GP have discretionary investment management authority with respect to the assets of OPI VII. Such authority includes the power of OrbiMed GP to vote and otherwise dispose of securities held by OPI VII. The number of outstanding Shares attributable to OPI VII is 3,589,132 Shares. OrbiMed Advisors, pursuant to its authority under the terms of the limited liability company agreement of OrbiMed GP, may also be considered to hold indirectly 3,589,132 Shares.

Peter A. Thompson ("Thompson"), a member of OrbiMed Advisors, is a member of the Board of Directors of the Issuer and, accordingly, OrbiMed Advisors and OrbiMed GP may have the ability to affect and influence control of the Issuer. From time to time, Thompson may receive stock options or other awards of equity-based compensation pursuant to the Issuer's compensation arrangements for non-employee directors. Pursuant to an agreement with OrbiMed Advisors, Thompson is obligated to transfer any securities issued under any such stock options or other awards, or the economic benefit thereof, to OrbiMed Advisors, which will in turn ensure that such securities or economic benefits are provided to OPI VII.

Investors' Rights Agreement

In addition, OPI VII and certain other stockholders of the Issuer entered into the Amended and Restated Investors' Rights Agreement with the Issuer, dated as of October 1, 2025 (the "Investors' Rights Agreement"). Pursuant to the Investors' Rights Agreement and subject to the terms and conditions therein, the parties agreed that:

Form S-1 Registration Rights

Upon the completion of the IPO, certain holders of Shares, including those issuable upon the conversion of shares of Preferred Stock, will be entitled to certain demand registration rights. At any time beginning six months after the effective date of the registration statement for the IPO, the holders of at least 35% of registrable securities then outstanding may request that the Issuer file a registration statement on Form S-1 with respect to outstanding registrable securities having an anticipated aggregate gross offering price to the public of at least $10 million. The Issuer will not be required to take any action in response to such request if, among other things, the board of directors determine in its good faith judgment that it would be materially detrimental to the Issuer and its stockholders for such registration statement to become effective.

Piggyback Registration Rights

After the IPO, in the event that the Issuer proposes to register any of its securities under the Securities Act of 1933, as amended (the "Securities Act"), either for its own account or for the account of other security holders, the holders of such Shares will be entitled to certain piggyback registration rights allowing the holder to include their Shares in such registration, subject to certain marketing and other limitations.

Form S-3 Registration Rights

Upon the completion of the IPO, certain holders of Shares, including those issuable upon the conversion of shares of Preferred Stock, will be entitled to certain Form S-3 registration rights. Holders of at least 20% of registrable securities then outstanding can make a request that the Issuer register their Shares on Form S-3 if the Issuer is qualified to file a registration statement on Form S-3 and if the reasonably anticipated aggregate net proceeds of the Shares offered would equal or exceed $10 million. The Issuer will not be required to take any action in response to such request if, among other things, the board of directors determine in its good faith judgment that it would be materially detrimental to the Issuer and its stockholders for such registration statement to become effective.

Expiration of Registration Rights

The demand registration rights and short-form registration rights granted under the Investors' Rights Agreement will expire on the earliest to occur of (i) the closing of a Deemed Liquidation Event or SPAC, each as defined in the Issuer's certificate of incorporation, (ii) such time after the IPO as the registrable securities held by such holder may be sold within any three-month period without restriction pursuant to Rule 144 or a similar exemption under the Securities Act or (iii) the fifth anniversary of the IPO.

Lock-Up Agreement

In addition, in connection with the IPO, OPI VII and Thompson each entered into a lock-up agreement (the "Lock-Up Agreement") with the Issuer's underwriters pursuant to which, among other things, OPI VII and Thompson each agreed not to, except in limited circumstances, directly or indirectly, from the date of the Lock-Up Agreement until 180 days after the date of the final prospectus supplement relating to the IPO: (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any Shares or any securities convertible into or exchangeable or exercisable for Shares, whether now owned or hereafter acquired by OPI VII or Thompson or with respect to which OPI VII or Thompson has or hereafter acquires the power of disposition (collectively, the "Lock-Up Securities"), or exercise any right with respect to the registration of any of the Lock-Up Securities, or file or cause to be filed any registration statement in connection therewith, under the Securities Act, or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Shares or other securities, in cash or otherwise.

The foregoing description of the Investors' Rights Agreement and the Lockup Agreement do not purport to be complete and are qualified in their entirety by reference to the full texts of the Investors' Rights Agreement and the Lock-Up Agreement, which are filed as Exhibit 2 and Exhibit 3, respectively, and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description

1. Joint Filing Agreement among OrbiMed Advisors LLC and OrbiMed Capital GP VII LLC.

2. Amended and Restated Investors' Rights Agreement, by and between the Issuer and certain of its stockholders, dated as of October 1, 2025 (incorporated by reference to Exhibit 4.1 to the Issuer's Registration Statement on Form S-1, filed with the SEC on October 9, 2026).

3. Form of Lock-Up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer's Registration Statement on Form S-1, filed with the SEC on October 9, 2026).

## Signatures
- ORBIMED ADVISORS LLC: /s/ Carl L. Gordon, Carl L. Gordon/Member (11/06/2026)
- ORBIMED CAPITAL GP VII LLC: /s/ Carl L. Gordon, Carl L. Gordon/Member of OrbiMed Advisors LLC (11/06/2026)